

September 21, 2012

Via E-mail
Steven J. Newby
President and Chief Executive Officer
Summit Midstream Partners, LLC
2100 McKinney Avenue, Suite 1250
Dallas, Texas 75201

> **Re: Summit Midstream Partners, LP**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 20, 2012**
> **File No. 333-183466**

Dear Mr. Newby:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Capitalization, page 58

1. We reviewed your response to comment 1 communicated to you in our telephone conversation on September 19, 2012. We understand that you reduced the debt obligation payable under the revolving credit facility for repayments made since June 30, 2012. It is still unclear to us why the repayment of amounts outstanding under the revolving credit facility since June 30, 2012 does not result in a decrease in the balance of cash and cash equivalents as adjusted. Please show us how the net increase in the balance of membership interests and partners' capital, as adjusted, balances to (or offsets) the net decrease in the balances of long-term debt and cash and cash equivalents, as adjusted, or revise the as adjusted amount of cash and cash equivalents to reflect the repayment of indebtedness outstanding under the revolving credit facility since June 30, 2012.

2. We reviewed your response to comments 2 and 3 communicated to you in our telephone conversation on September 19, 2012 and the revisions to your disclosure. Please tell us why you believe it is appropriate to allocate a pro rata portion of the cash distribution to the common units offered to the public.

Financial Statements, page F-1

1. Organization and Business Operations, page F-27
Supplemental Unaudited Pro Forma Information., page F-29

3. We reviewed the revisions to your disclosure in response to comments 4, 5 and 6 communicated to you in our telephone conversation on September 19, 2012. The weighted average number of common units used to compute pro forma earnings per common unit should not include the number of common units to be issued in the offering. Also, it appears that you should apply the two class method to compute pro forma earnings per common unit, and allocate net income to the general partner units, subordinated units, common units and the phantom units to be issued in the recapitalization transactions. In addition, it does not appear that you should exclude any common units that you would have to issue to fund the distributions. Please revise your disclosures to address the above matters or tell us why your computations of earnings per common unit comply with ASC 260. Refer to paragraphs 45-59A through 45-68B of ASC 260-10-50 and paragraphs 103 through 106 of ASC 260-10-55. In addition, please provide the disclosure required by ASC 260-10-50-1. Finally, please revise your disclosures in summary historical financial on page 17 and operating data and selected historical financial and operating data on page 91 to conform to any revisions to the disclosure in your financial statements.

Please contact Anthony Watson, Staff Accountant, at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich King for

Mara L. Ransom
Assistant Director